FILER:

  COMPANY DATA:
  COMPANY CONFORMED NAME:                ALLIANT ENERGY CORPORATE SERVICES, INC
  CENTRAL INDEX KEY:
  STANDARD INDUSTRIAL CLASSIFICATION:
  IRS NUMBER:
  STATE OF INCORPORATION:
  FISCAL YEAR END:

  FILING VALUES:
  FORM TYPE:                             U-6B-2
  SEC ACT:
  SEC FILE NUMBER:
  FILM NUMBER:

  BUSINESS ADDRESS:
  STREET 1:                              4902 N Biltmore Lane
  CITY:                                  MADISON
  STATE:                                 WI
  ZIP:                                   53718
  BUSINESS PHONE:                        608-458-3311

  MAIL ADDRESS:
  STREET 1:                              P.O. BOX 77007
  CITY:                                  MADISON
  STATE:                                 WI
  ZIP:                                   53707





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  FORM U-6B-2

                          Certificate of Notification

                    ALLIANT ENERGY CORPORATE SERVICES, INC.
               (Formerly known as Alliant Services Company, Inc.)

     This   certificate   is  filed  by  Alliant  Energy   Corporate   Services,
Inc.(Servco) on behalf of itself and Alliant Energy Integrated Services Company,(AEIS)(formerly Alliant Energy Industrial Services, Inc.), Alliant Energy Field Services, Alliant Energy Generation, Inc., (AEG, Inc.), Alliant Energy Integrated Services-Energy Management LLC, Alliant Energy Integrated Services-Energy Solutions LLC, Alliant Energy International, Inc.(AEI)(formerly IES International Inc.), Alliant Energy Investco, Inc.(Investco)(formerly IES Investco Inc.), Alliant Energy Investments, Inc. (Investments)(formerly IES Investments Inc.), Alliant Energy de Mexico, S. de R.L. de C.V., Alliant Energy Synfuel LLC, Alliant Energy Resources Inc.(AER), Alliant Energy Transportation, Inc.(AET)(formerly IES Transportation Inc.), Cedar Rapids and Iowa City Railway Company(CRANDIC), Energy Performance Services, EUA Cogenex, Heartland Energy Group, Heartland Energy Services, Inc.(HES), IEA Delaware, IEI Barge Services Inc.(Barge), Industrial Energy Applications, Inc.(IEA), Iowa Land & Building Company(ILBC), Prairie Ridge Business Park, LP(Prairie), RMT, Inc., Transfer Services, Inc (Transfer)(formerly IES Transfer Services Inc.), Village Lakeshares Inc.(Village), and Williams Bulk Transfer.

     This certificate is notice that Alliant Energy Resources, Inc., during the period from July 1, 2004 through September 30, 2004 has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

1. Type of the security Inter-company borrowings by Alliant Energy Resources, Inc. from Alliant Energy Corporation

2.   Issue, renewal or guaranty - New Issues

3.   Principal amount - See Schedule 1

4.   Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From July 1, 2004 through September 30, 2004

6.   If renewal of security, give date of original issue - Not Applicable

7.   Date of maturity of each security on demand.

8.   Name of the person to whom each security was issued, renewed or guarantied:
     Alliant Energy Corporation

9.   Collateral given with each security: None

10.  Consideration received for each security: See Schedule 1

11.  Application of proceeds of each security: See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of
          a.   the provisions contained in the first sentence of 6(b), :
          b.   the provisions contained in the fourth sentence of 6(b), :
          c. the provisions contained in any rule of the commission other than Rule U-48, : X

13.  Not Applicable

14.  Not Applicable

15.  Exempt from provisions of 6(a) under Rule 52.


                                      ALLIANT ENERGY CORPORATE SERVICES, INC.

Date:  November 2, 2004         By:    /s/ Thomas L Hanson
      ------------------             -----------------------------------------
                                      Thomas L. Hanson
                                      Vice President, Treasurer









                                  Form U-6B-2
                                   Schedule 1

                    ALLIANT ENERGY CORPORATE SERVICES, INC.

              PERIOD FROM JULY 1, 2004 THROUGH SEPTEMBER 30, 2004

1. During the period from July 1, 2004 through September 30, 2004, Alliant Energy Resources, Inc. borrowed from Alliant Energy Corporation, its parent, to fund borrowings of participants from the Non-Utility Money Pool as follows:

Borrowings from Parent     July               August             September
-------------------------------------------------------------------------------
 Begin Balance          $   255,291.72     $  3,093,931.09     $ 15,869,940.26
 Change                 $ 2,838,639.37     $ 12,776,009.17     $  5,099,875.22
 Ending Balance         $ 3,093,931.09     $ 15,869,940.26     $ 20,969,815.48



1(a).The weighted average interest rate for the period for all short term debt was as follows:

    N/A

2. During the period indicated above, SERVCO acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the amount of net short-term borrowings and (repayments) by month during the Reporting Period is:

                                             Beginning          Borrowing/         Ending
Participant                  Month           Balance           (Repayment)         Balance
--------------------------------------------------------------------------------------------------

Alliant Energy               July         $     961,649.58    $     29,621.97   $     991,271.55
Field Services               August       $     991,271.55    $     18,322.80   $   1,009,594.35
                             September    $   1,009,594.35    $     26,776.62   $   1,036,370.97

Alliant Energy               July         $  11,317,635.07    $  6,539,693.22   $  17,857,328.29
Generation, Inc              August       $  17,857,328.29    $  1,869,413.84   $  19,726,742.13
                             September    $  19,726,742.13    $  1,781,462.23   $  21,508,204.36

Alliant Energy               July         $  13,692,148.20    $ (1,907,117.10)  $  11,785,031.10
Integrated Services Company  August       $  11,785,031.10    $     74,318.73   $  11,859,349.83
                             September    $  11,859,349.83    $    295,839.16   $  12,155,188.99

Alliant Energy               July         $  12,065,081.24    $    648,470.73   $  12,713,551.97
Integrated Services Company  August       $  12,713,551.97    $    183,040.88   $  12,896,592.85
Energy Management LLC        September    $  12,896,592.85    $      9,565.77   $  12,906,158.62

Alliant Energy               July         $   5,373,894.35    $     83,435.27   $   5,457,329.62
Integrated Services Company  August       $   5,457,329.62    $     33,727.58   $   5,491,057.20
Energy Solutions LLC         September    $   5,491,057.20    $   (149,749.32)  $   5,341,307.88

Alliant Energy               July         $ 289,321,798.96    $  2,684,053.20   $ 292,005,852.16
International, Inc.          August       $ 292,005,852.16    $  2,549,850.10   $ 294,555,702.26
                             September    $ 294,555,702.26    $    888,209.90   $ 295,443,912.16

Alliant Energy               July         $  75,599,198.44    $    451,913.12   $  76,051,111.56
Investments, Inc.            August       $  76,051,111.56    $    441,564.29   $  76,492,675.85
                             September    $  76,492,675.85    $ (1,331,012.00)  $  75,161,663.85

A E Op De Mexico,            July         $     873,984.52    $     48,052.23   $     922,036.75
S De Rl De CV                August       $     922,036.75    $     54,515.23   $     976,551.98
                             September    $     976,551.98    $   (976,551.98)  $              -

Alliant Energy               July         $  22,466,434.36    $    123,743.88   $  22,590,178.24
Synfuel LLC                  August       $  22,590,178.24    $  6,645,858.97   $  29,236,037.21
                             September    $  29,236,037.21    $ (1,434,841.56)  $  27,801,195.65

Alliant Energy               July         $    (521,241.67)   $     20,243.92   $    (500,997.75)
Transportation, Inc.         August       $    (500,997.75)   $    (29,857.54)  $    (530,855.29)
                             September    $    (530,855.29)   $     (4,051.83)  $    (534,907.12)

Cedar Rapids &               July         $  (4,856,848.80)   $   (222,649.42)  $  (5,079,498.22)
Iowa City Railway            August       $  (5,079,498.22)   $ (1,667,859.74)  $  (6,747,357.96)
                             September    $  (6,747,357.96)   $   (126,671.22)  $  (6,874,029.18)

Energy Performance Services  July         $  14,332,695.62    $    122,100.96   $  14,454,796.58
                             August       $  14,454,796.58    $     99,631.66   $  14,554,428.24
                             September    $  14,554,428.24    $    101,459.81   $  14,655,888.05

EUA Cogenex                  July         $  81,594,832.27    $  3,336,426.77   $  84,931,259.04
                             August       $  84,931,259.04    $    943,843.19   $  85,875,102.23
                             September    $  85,875,102.23    $    640,006.13   $  86,515,108.36

Heartland Energy             July         $  (2,756,686.97)   $  1,619,096.31   $  (1,137,590.66)
Group                        August       $  (1,137,590.66)   $  5,570,873.79   $   4,433,283.13
                             September    $   4,433,283.13    $    428,129.55   $   4,861,412.68

HES                          July         $   1,410,516.07    $      7,135.23   $   1,417,651.30
                             August       $   1,417,651.30    $      7,989.40   $   1,425,640.70
                             September    $   1,425,640.70    $    (62,278.64)  $   1,363,362.06

IEA Delaware                 July         $  10,291,974.74    $   (438,757.19)  $   9,853,217.55
                             August       $   9,853,217.55    $     54,478.33   $   9,907,695.88
                             September    $   9,907,695.88    $     23,166.39   $   9,930,862.27

IEI Barge                    July         $  (1,836,364.95)   $   (349,257.08)  $  (2,185,622.03)
Services, Inc.               August       $  (2,185,622.03)   $    199,677.95   $  (1,985,944.08)
                             September    $  (1,985,944.08)   $    219,679.72   $  (1,766,264.36)

Industrial Energy            July         $  19,226,132.03    $   (455,628.44)  $  18,770,503.59
Applications, Inc.           August       $  18,770,503.59    $   (146,783.64)  $  18,623,719.95
                             September    $  18,623,719.95    $    321,220.32   $  18,944,940.27

Iowa Land & Building         July         $  (8,987,399.70)   $ (1,240,526.63)  $ (10,227,926.33)
Company                      August       $ (10,227,926.33)   $    102,358.34   $ (10,125,567.99)
                             September    $ (10,125,567.99)   $   (637,302.31)  $ (10,762,870.30)

Prairie Ridge                July         $      43,568.97    $        229.31   $      43,798.28
Business Park, L.P.          August       $      43,798.28    $        242.14   $      44,040.42
                             September    $      44,040.42    $        271.77   $      44,312.19

RMT, Inc.                    July         $ (15,077,424.83)   $    501,700.14   $ (14,575,724.69)
                             August       $ (14,575,724.69)   $   (615,360.64)  $ (15,191,085.33)
                             September    $ (15,191,085.33)   $     70,672.21   $ (15,120,413.12)

Transfer                     July         $    (425,653.06)   $      5,242.16   $    (420,410.90)
Services, Inc.               August       $    (420,410.90)   $    (19,670.91)  $    (440,081.81)
                             September    $    (440,081.81)   $    (26,611.42)  $    (466,693.23)

Village Lakeshares,          July         $     470,786.22    $    (26,035.17)  $     444,751.05
Inc.                         August       $     444,751.05    $    (29,089.28)  $     415,661.77
                             September    $     415,661.77    $    (60,484.11)  $     355,177.66

Williams Bulk                July         $   4,497,387.81    $    (10,351.11)  $   4,487,036.70
Transfer                     August       $   4,487,036.70    $     (7,476.97)  $   4,479,559.73
                             September    $   4,479,559.73    $     10,579.80   $   4,490,139.53





3. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

4. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

     a. Alliant Energy Field Services, LLC. Holding Company for a partial interest in gas pipe-line investments.

     b. Alliant Energy Generation, Inc. Holding Company for the domestic non-regulated generating investments of Alliant Energy Resources, Inc.

     c.   Alliant Energy Integrated Services Company - Holding Company.

     d. Alliant Energy Integrated Services-Energy Management LLC Provides energy information services.

     e. Alliant Energy Integrated Services-Energy Solutions LLC Provides energy consulting and solutions.

     f. Alliant Energy International, Inc. (formerly IES International Inc.) - Investments in foreign utilities.

     g. Alliant Energy Investments, Inc. (formerly IES Investments Inc.) - Holding company for miscellaneous investments in real estate and venture capital.

     h. Alliant Energy de Mexico, S de R L de C. V. Holding company which exists to operate a utility at a resort development in the state of Sonora.

     i. Alliant Energy Synfuel LLC Investment in a facility that converts coal to a synthetic coal.

     j. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of AEC.

     k.   Alliant Energy Transportation, Inc. (formerly IES Transportation Inc.)
          - Holding company for transportation related subsidiaries.

     l. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

     m. Energy Performance Services, Inc. Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

     n. EUA Cogenex Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

     o. Heartland Energy Group Natural gas commodity and management services company.

     p.   HES Holding company with an ownership in ReGenCo LLC.

     q. IEA Delaware Parent company for 3 gas and oil pipelines located in Texas.

     r.   IEI Barge Services Inc. - Barge terminal and hauling services.

     s.   Industrial  Energy  Applications,   Inc.  -  Commodities-based  energy
          services.

     t.   Iowa Land & Building Company - Real estate purchasing.

     u.   Prairie Ridge Business Park, LP - Real estate holding company.

     v.   RMT, Inc. - Environmental consulting and engineering.

     w. Transfer Services, Inc. (formerly IES Transfer Services Inc) - Operates storage facilities.

     x.   Village Lakeshares Inc. - Real estate and community development.

     y.   Williams Bulk Transfer Bulk materials transloading & storage facility